Exhibit 99-2

CaixaHolding	Avda. Diagonal, 621-629, Torre II, 8a
08028 Barcelona Tel. [+34] 93 409 21 21 Fax [+34] 93 330 97 27

CONFIRMATION OF SECURITIES OPTION

Date:	3 July 2003

To:	Caixa Finance, B.V.

From:	Caixa Holding, S.A., Sociedad Unipersonal

Dear sirs:

This document seeks to confirm the terms and conditions of the transaction agreed between us on the Transaction Date indicated below (the “Transaction”). This Confirmation documents the agreement between us with respect to the Transaction to which this Confirmation refers. Furthermore, it is hereby agreed to do all that is possible to negotiate and sign a Master Agreement for Financial Transactions as published by the Spanish Association of Private Banking (AEB), with the modifications to which we may agree in good faith. At the signing of the agreement (hereinafter, the “Agreement”), this Confirmation shall form part of and shall be subject to the same. All stipulations contained in or added in reference to the Agreement shall, at its signing, regulate this Confirmation, unless expressly modified herein.

In the event of discrepancy between the provisions of the above-mentioned Master Agreement for Financial Transactions and this Confirmation, this Confirmation shall prevail.

1.-	The terms of the Transaction to which this Confirmation refers are the following:

Date of Transaction:	3 July 2003

Buyer:	Caixa Finance, B.V.

Seller:	CaixaHolding, S.A., Sociedad Unipersonal

Style of Transaction:	American

Type of Options:	Call

Exercise Price:	EUR 16.00, subject to the provisions of Clause 6 of the Issue Offering Circular of 30 June 2003

Number of Options:	52,775,000

Exercise Period:	From 13 August 2003 to the ninth working day prior to 3 July 2006 (foreseeably, 20 June 2003)

Due Date:	3 July 2006

Due Time:	At close of business in the Market of Reference on the Due Date

Multiple Exercise:	Applicable

Minimum No. of Options:	1

Maximum No. of Options:	Options pending exercise

Multiple:	1

Automatic Exercise:	Not applicable

Reference Price:	The price at closing of action in the Market of Reference on the Exercise Date

Underlying Share:	Shares of Endesa, S.A. (the “Shares”) (1 share per option)

Form of Settlement:	Delivery of the Underlying Assets on the Settlement Date, without prejudice to the provisions of Section 2 below in respect of the choice of form of settlement by the holder of the exchangeable bonds issued by the Buyer

Settlement Date:	Three working days after the Exercise Date

Premium:	Result of multiplying the face value of the issued exchangeable bonds at any time by 1.91% annual, due and payable monthly in arrears

Premium Payment Instructions:	To be confirmed

Convention on Working Day:	Modified following day

Calculation Agent:	la Caixa

Market of Reference:	SIBE

Related Market:	Any organized market where equities options and futures are negotiated

2.-	Other Provisions

The present derivatives agreement serves to cover the Buyer on the occasion of the so-called “EUR 847,600,000 0.25% per cent. Exchangeable Bonds due 2006 exchangeable into ordinary shares of Endesa, S.A.”, the legal system governing which is that included in the Offering Circular of 30 June 2003, which both parties know (for this purpose, the “Issue”). In consequence, in order to fulfill the purpose which this Transaction serves, the legal system indicated in the indicated brochure shall be applicable, so that any matter of interpretation or any regulatory loophole must be resolved using the criteria contained in said document. Said document is an essential cause of the present Transaction.

We request that, as witness of your consent to the terms of the Transaction contained in this Confirmation, you return the attached letter duly signed or send a letter, telex, e-mail, fax, or use another electronic messaging system indicating that the details shown above are correct.

Best regards,

Signed:
Name:
Position:

Accepted and consented:

Signed:
Name:
Position:

Date: